CUSIP No. 12525D102	Page 1 of 24 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

CFS Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12525D102
(CUSIP Number)

Mr. John Wm. Palmer
PL Capital, LLC
20 E. Jefferson Ave.
Suite 22
Naperville, IL 60540
630-848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

CUSIP No. 12525D102	Page 2 of 24 Pages

1		NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 397,734
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 397,734

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,734
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 3 of 24 Pages

1		NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 173,500
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 173,500

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 4 of 24 Pages

1		NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 174,701
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 174,701

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,701
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 5 of 24 Pages

1		NAME OF REPORTING PERSON PL Capital/Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 174,396
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 174,396

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,396
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 6 of 24 Pages

1		NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 815,250
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 815,250

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 815,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 7 of 24 Pages

1		NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 920,331
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 920,331

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,331
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 8 of 24 Pages

1		NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 174,701
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 174,701

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,701
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 9 of 24 Pages

1		NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 1,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 989,951
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,000
PERSON WITH:	10	SHARED DISPOSITIVE POWER 989,951

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 990,951
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 12525D102	Page 10 of 24 Pages

1		NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 3,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,000,251
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 3,000
PERSON WITH:	10	SHARED DISPOSITIVE POWER 1,000,251

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,003,251
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 12525D102	Page 11 of 24 Pages

1		NAME OF REPORTING PERSON Beth Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 10,300
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 10,300

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) ‹1.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 12525D102	Page 12 of 24 Pages

1		NAME OF REPORTING PERSON Irving A. Smokler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 69,620
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 69,620

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,620
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 12525D102	Page 13 of 24 Pages

1		NAME OF REPORTING PERSON Red Rose Trading Estonia OU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Estonia

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 69,620
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 69,620

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,620
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 12525D102	Page 14 of 24 Pages

Item 1.         Security and Issuer

        This amended Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”), of CFS Bancorp, Inc. (the “Company” or “CFS Bancorp”). The address of the principal executive offices of the Company is 707 Ridge Road, Munster, IN 46321.

Item 2.         Identity and Background

        This amended Schedule 13D is being filed jointly by the parties identified below. All of the filers of this Schedule 13D are collectively the “PL Capital Group.” The joint filing agreement of the members of the PL Capital Group is attached to Amendment No. 1 to this Schedule 13D as Exhibit 1.

o	Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund")

o	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic")

o	PL Capital/Focused Fund, L.P., a Delaware limited partnership ("Focused Fund")

o	PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and investment adviser to separate accounts held by Red Rose Trading Estonia OU (“PL Capital”)

o	PL Capital Advisors, LLC, a Delaware limited liability company and investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL Capital, L.P. (“PL Capital Advisors”)

o	Goodbody/PL Capital, L.P., a Delaware limited partnership ("Goodbody/PL LP")

o	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP ("Goodbody/PL LLC")

o	John W. Palmer and Richard J. Lashley, Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC, and as individuals

o	Beth Lashley, spouse of Richard Lashley, as an individual

o	Red Rose Trading Estonia OU, an Estonian company ("Red Rose")

o	Irving A. Smokler, principal of Red Rose

    (a)-(c)        This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and Red Rose, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and investment adviser to separate accounts held by Red Rose;

CUSIP No. 12525D102	Page 15 of 24 Pages

(2)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital Advisors, the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP;

(3)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP;

(4)	shares of Common Stock held in the name of Mr. Palmer as an individual; and

(5)	shares of Common Stock held in the name of Mr. Lashley as an individual, as well as held jointly in the name of Mr. Lashley and Beth Lashley.

        This statement is filed by Dr. Irving Smokler with respect to the shares of Common Stock beneficially owned by Red Rose.

        The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer, Mr. Lashley and Beth Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC, whose principal business is investments. Beth Lashley is the spouse of Richard Lashley and is currently not employed.

        The business address of Red Rose and Dr. Irving Smokler is c/o of Maple Leaf Properties, 980 N. Federal Highway, Suite 307, Boca Raton, FL 33432. Red Rose is engaged in various investment activities.

        The principal employment of Dr. Smokler is as a partner of Maple Leaf Properties, a Michigan co-general partnership, a real estate investment firm with a principal address of 980 N. Federal Highway, Suite 307, Boca Raton, FL 33432.

    (d)        During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)        During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 12525D102	Page 16 of 24 Pages

    (f)        All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.         Source and Amount of Funds or Other Consideration

        In aggregate, the PL Capital Group owns 1,004,251 shares of Common Stock of the Company acquired at an aggregate cost of $3,185,064.

        The amount of funds expended by Financial Edge Fund to acquire the 397,734 shares of Common Stock it holds in its name is $1,283,753. Such funds were provided from Financial Edge Fund’s available capital and from time to time from margin loans provided by BNP Paribas Prime Brokerage, Inc. (“BNP Paribas”).

        The amount of funds expended by Financial Edge Strategic to acquire the 173,500 shares of Common Stock it holds in its name is $565,368. Such funds were provided from Financial Edge Strategic’s available capital and from time to time from margin loans provided by BNP Paribas.

        The amount of funds expended by Goodbody/PL LP to acquire the 174,701 shares of Common Stock it holds in its name is $569,270. Such funds were provided from Goodbody/PL LP’s available capital and from time to time from margin loans provided by BNP Paribas.

        The amount of funds expended by Focused Fund to acquire the 174,396 shares of Common Stock it holds in its name is $555,250. Such funds were provided from Focused Fund’s available capital.

        The amount of funds expended by Mr. Palmer to acquire the 1,000 shares of Common Stock he holds in his name is $11,846. Such funds were provided from Mr. Palmer’s personal funds.

        The amount of funds expended by Mr. Lashley to acquire the 3,000 shares of Common Stock he holds individually in his name is $9,668. Such funds were provided from Mr. Lashley’s personal funds.

        The amount of funds expended by Richard and Beth Lashley to acquire the 10,300 shares of Common Stock they hold jointly is $33,840. Such funds were provided from Mr. and Mrs. Lashley’s personal funds.

        The amount of funds expended by Red Rose to acquire the 69,620 shares of Common Stock it holds in its name is $156,068. Such funds were provided from Red Rose’s available capital and from time to time from margin loans provided by BNP Paribas.

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from BNP Paribas, if any, were made in margin transactions on that firms’ usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock other than Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP.

CUSIP No. 12525D102	Page 17 of 24 Pages

Item 4.         Purpose of Transaction

        This is the PL Capital Group’s second amendment to its initial Schedule 13D filing. The PL Capital Group acquired shares of Common Stock because it believes that the Common Stock is undervalued.

        The PL Capital Group plans to ask management of the Company what their operating and strategic plans are for, among other things: (1) managing its holdings of loan participations and syndications, (2) managing other credit risks in the current economic downturn, and (3) maximizing the value of the Common Stock.

        On March 25, 2009, the PL Capital Group sent a notice of shareholder derivative demand to the Company’s board of directors. A copy of the letter was previously filed as an exhibit to Amendment No. 1 to this Schedule 13D (see Exhibit 2). On April 13, 2009, the PL Capital Group sent a follow-up letter to the Company’s board of directors stressing the importance of taking prompt action with respect to the derivative demand. A copy of the letter is attached hereto as Exhibit 3.

        On April 28, 2009, a representative of the PL Capital Group attended the annual meeting of the Company. At that meeting no shareholders were allowed to ask questions or make comments during the meeting which then prompted the PL Capital Group to issue a press release dated April 29, 2009. A copy of the April 29, 2009 press release is attached hereto as Exhibit 4. Additionally, in an effort to have questions answered that the PL Capital Group had planned to ask at the annual meeting, the PL Capital Group sent a letter dated May 5, 2009 to the Company’s board of directors and issued a press release dated May 6, 2009. A copy of the May 5, 2009 letter and May 6, 2009 press release are attached hereto as Exhibit 5 and 6, respectively.

        Members of the PL Capital Group may make further purchases of shares of Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.         Interest in Securities of the Company

        The percentages used in this Schedule 13D are calculated based upon 10,591,680 outstanding shares of Common Stock. This is the number of shares of Common Stock that the Company reported as outstanding as of February 28, 2009 in its Annual Report on Form 10-K, which was filed with Securities and Exchange Commission on March 9, 2009. The PL Capital Group’s transactions in the Common Stock since it filed its Amendment No. 1 to this Schedule 13D on March 27, 2009 are as follows:

(A)        Financial Edge Fund

    (a)-(b)        See cover page.

CUSIP No. 12525D102	Page 18 of 24 Pages

    (c)             Financial Edge Fund has made no purchases or sales since its last filing on March 27, 2009.

    (d)             Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund with regard to those shares of Common Stock.

(B)        Financial Edge Strategic

    (a)-(b)       See cover page.

    (c)             Financial Edge Strategic has made no purchases or sales since its last filing on March 27, 2009.

    (d)             Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)        Goodbody/PL LP

    (a)-(b)         See cover page.

    (c)             Goodbody/PL LP has made no purchases or sales since its last filing on March 27, 2009.

    (d)             Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)        Focused Fund

    (a)-(b)        See cover page.

    (c)             Focused Fund has made no purchases or sales since its last filing on March 27, 2009.

    (d)             PL Capital is the general partner of Focused Fund. Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by PL Capital.

(E)        PL Capital

    (a)-(b)        See cover page.

    (c)             PL Capital has made no purchases or sales of Common Stock directly.

CUSIP No. 12525D102	Page 19 of 24 Pages

    (d)             PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. PL Capital is the investment adviser for a separate account held by Red Rose. Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Red Rose.

(F)        PL Capital Advisors

    (a)-(b)        See cover page.

    (c)             PL Capital Advisors has made no purchases or sales of Common Stock directly.

    (d)             PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund. Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital Advisors, they have the power to direct the affairs of PL Capital Advisors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP, and Focused Fund.

(G)        Goodbody/PL LLC

    (a)-(b)        See cover page.

    (c)             Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

    (d)             Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)        Mr. John W. Palmer

    (a)-(b)        See cover page.

    (c)             Mr. Palmer made no purchases or sales of Common Stock since March 27, 2009.

(I)        Mr. Richard J. Lashley

    (a)-(b)        See cover page.

    (c)             Mr. Lashley made has made no purchases or sales since its last filing on March 27, 2009.

    Mr. Richard J. Lashley and Mrs. Beth Lashley

    (a)-(b)        See cover page.

CUSIP No. 12525D102	Page 20 of 24 Pages

    (c)             The Lashley’s have made no purchases or sales since its last filing on March 27, 2009.

    (d)             Beth Lashley is the spouse of Richard Lashley. Therefore, Beth Lashley may be deemed to share with Richard Lashley voting and dispositive power with regard to the shares of Common Stock held jointly with Richard Lashley.

(J)        Red Rose

    (a)-(b)        See cover page.

    (c)             Red Rose made the following purchases since March 27, 2009:

	Number of
Date	Shares Purchased	Price	Total Cost
4/03/09	400	$3.55	1,449
4/06/09	1,284	$3.55	4,588
4/07/09	4,000	$3.55	14,284
4/08/09	6,202	$3.55	22,145
4/09/09	4,645	$3.55	4,645

    (d)             Dr. Irving Smokler is deemed to share voting and dispositive power with regard to the shares of Common Stock held by Red Rose.

(K)        Dr. Irving A. Smokler

    (a)-(b)        See cover page.

    (c)             Dr. Smokler has made no purchases or sales of Common Stock directly.

    (d)             Dr. Irving Smokler is deemed to share voting and dispositive power with regard to the shares of Common Stock held by Red Rose.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

        With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Red Rose: PL Capital and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP: Goodbody/PL LLC and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 1 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

CUSIP No. 12525D102	Page 21 of 24 Pages

Item 7.         Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement*
2	Letter from John Palmer to Board of Directors dated March 25, 2009*
3	Letter from John Palmer to Board of Directors dated April 13, 2009
4	Press release dated April 29, 2009
5	Letter from John Palmer and Richard Lashley to Board of Directors dated May 5, 2009
6	Press release dated May 6, 2009

*Previously filed

CUSIP No. 12525D102	Page 22 of 24 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      May 6, 2009

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 12525D102	Page 23 of 24 Pages

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 12525D102	Page 24 of 24 Pages

RED ROSE TRADING ESTONIA OU

By: /s/ Irving A. Smokler
Irving A. Smokler
Principal

By:	/s/ John Palmer
John Palmer

By:	/s/ Richard Lashley
Richard Lashley

By:	/s/ Beth Lashley
Beth Lashley

By:	/s/ Irving A. Smokler
Irving A. Smokler